Exhibit 99.1

Auryn Samples High-Grade Silver and Gold over 4.5 km² at Curibaya

Vancouver, Canada – October 28, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce initial rock sampling results from the newly acquired Sambalay and Salvador concessions at the Company’s 11,000 hectare Curibaya project located in the Tacna province in Southern Peru. High-grade mineralization was sampled throughout a 1.5 kilometer by 3 kilometer quartz – sericite – pyrite alteration system with more than 20 samples above 200 g/t silver and multiple results over 1,500 g/t silver and up to 7.67 g/t gold (Figures 1 & 2). The project is situated in a copper porphyry belt that hosts some of Peru’s largest porphyry deposits, including Freeport McMoRan’s Cerro Verde deposit, Southern Copper’s Cuajone and Toquepala deposits and Anglo American’s Quellaveco deposit.

A Message from Michael Henrichsen, C.O.O & Chief Geologist:

“The Curibaya project sits in the world-class Southern Peru copper porphyry belt and is adjacent to the Incapuquio fault zone that is a control on the copper porphyry and epithermal deposits in the region. The observed high-grade precious metal mineralization makes for a compelling intermediate sulphidation epithermal target in addition to the strong potential for porphyry and skarn mineralization at shallow depths.

“We look forward to rapidly advancing the project to drill-stage through geophysical surveys and continued mapping as well as receiving additional surface results.”

Mineralization and Target Type:

A first-pass reconnaissance sampling program was conducted to better understand the spatial distribution of high-grade mineralization throughout the alteration system as well as to confirm historical rock sampling results. This program demonstrated that the mineralization hosted within veins and stock work vein systems was more extensive than historical results suggested, as vein sets were sampled throughout the alteration system thereby confirming the high-grade nature of silver and gold mineralization (Figure 3). Rock grab sample highlights are presented below in Table 1:

Table 1: 2019 Rock sampling results

Significant Rock Sample Highlights 2019*
Sample ID	Ag g/t	Sample ID	Ag g/t	Sample ID	Au g/t
W656578*	> 1500	W656747	210	W656618	7.19
W656580*	> 1500	W656579	194	W656678	6.97
W656618*	> 1500	W656679	171	W656712	5.1
W656587	861	W656612	162	W656742	3.63
W656715	790	W656657	148	W656715	2.8
W656601	558	W656663	142	W656580	1.715
W656712	537	W656694	141	W656621	1.71
W656628	509	W656636	139	W656727	1.63
W656555	470	W656703	139	W656701	1.36
W656629	440	W656744	117	W656614	1.125
W656621	438	W656631	115	W656663	1.12
W656749	383	W656720	112	W656616	1.115
W656701	367	W656611	111	W656677	1.005
W656646	329	W656734	107
W656589	261	W656632	106
W656623	239	W656727	88.7
W656616	237	W656742	85
W656614	236
W656732	226
*For 3 samples where OG62 results were greater or near 1500ppm Ag the assay were requested to be repeated with 30g nominal weight fire assay with gravimetric finish (Ag-GRA21), results pending.

The mineralization encountered throughout the quartz – sericite – pyrite alteration system has shown strong average grades of silver and gold over 640 rock samples. Combining both historical and current sampling, the alteration system is averaging 72.9 g/t silver and 0.19 g/t gold. The high average grades, observed in both silver and gold over the 4.5 km² alteration system, demonstrate the strength and potential endowment of the mineralized system. At this early stage, Auryn’s technical team believes there are both precious metal intermediate sulphidation epithermal and copper porphyry targets (Figure 3).

Additional rock sampling results are pending from the western side of the alteration system and will be available in the coming weeks, as well as reruns on the +1500 g/t silver samples (Figures 1 & 2). In the coming months geological mapping, additional rock sampling and geophysical surveys will be conducted to refine both the precious metal intermediate sulphidation and copper porphyry targets. Auryn plans to apply for a drill permit at the end of Q1 in 2020 with the aim of drilling the project in Q4.

Figure 1: Illustrates the distribution of silver mineralization from 2019 samples across the quartz – sericite – pyrite alteration zone within the Sambalay area of the Curibaya project.

Figure 2: Illustrates the distribution of gold mineralization from 2019 samples across the quartz – sericite – pyrite alteration zone within the Sambalay area of the Curibaya project.

Figure 3: The cross section at the top of the figure illustrates the position of both the intermediate sulphidation epithermal and the copper porphyry targets. In addition, the black dots on the surface map represent historical rock sampling whereas the 2019 sampling is represented by coloured squares, demonstrating that new veins and stockwork zones have returned high-grade copper and gold mineralization. Further, 2019 rock sampling results are pending for the Sambalay Chico and Mina Tapial areas.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman and Director
For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Historic Grab Samples – Sambalay and Salvador

The historic grab samples on Sambalay and Salvador were collected by Teck (in 2010-2011), Compania de Exploraciones Orion SAC (2010-2011), and Wild Acre Metals (in 2012-2013). Auryn has not conducted any due diligence on whether appropriate QA/QC protocols were followed in the collection of these samples, nor can it confirm their accuracy or repeatability.

PERU Rocks 2019 (Curibaya)

Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay were repeated with ore grade four acid digest method (Cu-OG62). For 3 samples where OG62 results were greater or near 1500ppm Ag the assay were requested to be repeated with 30g nominal weight fire assay with gravimetric finish (Ag-GRA21), results pending. QA/QC programs for 2019 rock samples using company and lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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